MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

September 10, 2015

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to comments you conveyed on June 16, 2015, regarding post-effective amendment no. 484 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 485 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”), and which is being made to register two new series of the Trust: the PowerShares S&P 500 Momentum Factor Portfolio and the PowerShares S&P 500 Value Factor Portfolio (each, a “Fund” and collectively, the “Funds”). For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from post-effective amendment no. 484 is included in a response, we have marked the new disclosure in bold to show changes from the post-effective amendment, which was filed on April 29, 2015.

Pursuant to your request, all missing data and information from the April 29th filing will be incorporated into the next post-effective amendment.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 484. Unless noted otherwise below, the responses apply to both Funds.

Prospectus

1.	Comment:	Page 3: Please explain to us why the term “factor” is used in the name of each Fund instead of the word “index” when each Fund tracks an index? We are concerned that there is a risk that investors could be confused about the nature of the index.

	Response:	In response to the Staff’s comment, and to remove any potential investor confusion, we have revised the name of each Fund to remove the word “factor.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 10, 2015

Going forward, the Funds will be designated as the PowerShares S&P 500® Momentum Portfolio and the PowerShares S&P 500® Value Portfolio.

2.	Comment:	Page 4: Please disclose whether the Funds will use any derivatives to track their respective indexes.

	Response:	We hereby confirm that neither Fund will employ derivatives in pursuing its investment objective.

3.	Comment:	Page 7: Please provide more detail with respect to the disclosure under “Market Trading Risk” in the section “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund.” The current description does not elaborate beyond the risk disclosure in the summary prospectus.

	Response:	In response to the Staff’s comment, the Funds have revised and expanded the existing disclosure relating to Market Trading Risk in the section titled “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund.” The risk for each Fund now reads as follows:

“The Fund faces numerous market trading risks, including the potential lack of an active market for the Shares, losses from trading in secondary markets, and disruption in the creation/redemption process of the Fund (such as from the Fund’s failure to meet the requirements for continued listing on the Exchange). Shares of the Fund may trade in the secondary market at times when the Fund does not accept orders to purchase Shares. Shares of the Fund, similar to shares of other issuers listed on a stock exchange, may be sold short and are therefore subject to the risk of increased volatility associated with short selling. Any of these factors may lead to the Shares trading at a premium or discount to the Fund’s NAV.”

Statement of Additional Information

4.	Comment:	Page 2: With regard to Fundamental Investment Restriction No. 7, as open-end funds, the Funds are not permitted to issue senior securities under the 1940 Act, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act. Please clarify the disclosure.

	Response:	Fundamental Investment Restriction No. 7 is intended to reference the rules, regulations, releases and staff guidance applicable to the issuance of senior securities, including the Commission’s interpretive positions in Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (Apr. 18, 1979). The Funds believe that, as currently written, Fundamental Investment Restriction No. 7 encompasses such rules, regulations, releases and staff guidance, which are necessarily subordinate to and subsumed by the phrase “as permitted by the 1940 Act.” As such, each Fund will adhere to its fundamental investment restrictions, including those concerning limiting senior securities only to those permitted under the 1940 Act, in accordance with all applicable rules and guidance. As a consequence, after considering the Staff’s comment, the Funds respectfully decline to amend Fundamental Investment Restriction No. 7.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 10, 2015

5.	Comment:	Page 17: Under the subsection “Codes of Ethics,” please disclose how investors may access these codes of ethics.

	Response:	Each Fund has revised its disclosure to address the Staff’s comment. The subsection “Codes of Ethics” now reads as follows:

“The Codes apply to the personal investing activities of Trustees and officers of the Trust, the Adviser and the Distributor (“Access Persons”). Rule 17j-1 and the Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons. Under the Codes, Access Persons may engage in personal securities transactions, but must report their personal securities transactions for monitoring purposes. The Codes permit personnel subject to the Codes to invest in securities subject to certain limitations, including securities that the Fund may purchase or sell. In addition, certain Access Persons must obtain approval before investing in initial public offerings or private placements. The Codes are on file with the SEC and are available to the public at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. The Codes are also available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. Codes of Ethics may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.”

*            *             *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark Greer
Mark Greer, Esq.

Copy:   Anna Paglia, Esq.

     Eric Purple, Esq.

     Adam Henkel, Esq.

PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

September 10, 2015

BY EDGAR

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary of the Trust